CUSIP NO. 051629103                                           Page 1 of 16 Pages



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                                (Amendment No. 1)

                    Under the Securities Exchange Act of 1934


                            Aurora Electronics, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)



                          Common Stock, $.03 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)



                                    051629103
--------------------------------------------------------------------------------
                                 (CUSIP Number)

Welsh, Carson, Anderson                     William J. Hewitt, Esq.
  & Stowe                                   Reboul, MacMurray, Hewitt,
320 Park Avenue, Suite 2500                 Maynard & Kristol
New York, New York  10022                   45 Rockefeller Plaza
Attention:  Laura VanBuren                  New York, New York  10111
Tel. (212) 893-9500                                  Tel. (212) 841-5700

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                               September 30, 1996
                               ------------------
                          (Date of Event Which Requires
                            Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d- 1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ].

CUSIP NO. 051629103                                           Page 2 of 16 Pages


1)   Name of Reporting Person            Welsh, Carson, Anderson
     S.S. or I.R.S. Identification       & Stowe VII, L.P.
     No. of Above Person

--------------------------------------------------------------------------------
2)   Check the Appropriate Box                           (a) [X]
         if a Member of a Group                          (b) [ ]

--------------------------------------------------------------------------------
3)   SEC Use Only

--------------------------------------------------------------------------------
4)   Source of Funds                                   OO

--------------------------------------------------------------------------------
5)   Check if Disclosure of
     Legal Proceedings Is                               Not Applicable
     Required Pursuant to
     Items 2(d) or 2(e)

--------------------------------------------------------------------------------
6)   Citizenship or Place
     of Organization                                    Delaware

--------------------------------------------------------------------------------
Number of                        7)   Sole Voting    17,537,176 shares
Shares Beneficially                   Power          of Common Stock
Owned by Each                                        (17,261,176 issuable
Reporting Person:                                    upon conversion of
                                                     convertible pre-
                                                     ferred stock and
                                                     276,000 issuable
                                                     upon exercise
                                                     of warrants)

                                 -----------------------------------------------
                                 8)   Shared Voting
                                      Power                      -0-
                                 -----------------------------------------------
                                 9)   Sole Disposi-  17,537,176 shares
                                      tive Power     of Common Stock
                                                     (17,261,176 issuable
                                                     upon conversion of
                                                     convertible pre-
                                                     ferred stock and
                                                     276,000 issuable
                                                     upon exercise
                                                     of warrants)
                                 -----------------------------------------------
                                 10)  Shared Dis-
                                      positive Power             -0-
                                 -----------------------------------------------

CUSIP NO. 051629103                                           Page 3 of 16 Pages


11)  Aggregate Amount Beneficially                   17,537,176 shares
     Owned by Each Reporting Person                  of Common Stock
                                                     (17,261,176 issuable
                                                     upon conversion of
                                                     convertible pre-
                                                     ferred stock and
                                                     276,000 issuable
                                                     upon exercise
                                                     of warrants)
                                 -----------------------------------------------
12)  Check if the Aggregate
     Amount in Row (11)
     Excludes Certain Shares

--------------------------------------------------------------------------------
13)  Percent of Class
     Represented by                                     62.6%
     Amount in Row (11)

--------------------------------------------------------------------------------
14)  Type of Reporting
     Person                                                            PN

CUSIP NO. 051629103                                           Page 4 of 16 Pages


1)   Name of Reporting Person            WCAS Information
     S.S. or I.R.S. Identification       Partners, L.P.
     No. of Above Person

--------------------------------------------------------------------------------
2)   Check the Appropriate Box                  (a) [X]
     if a Member of a Group                     (b) [ ]

--------------------------------------------------------------------------------
3)   SEC Use Only

--------------------------------------------------------------------------------
4)   Source of Funds                                           Not Applicable

--------------------------------------------------------------------------------
5)   Check if Disclosure of
     Legal Proceedings Is                                      Not Applicable
     Required Pursuant to
     Items 2(d) or 2(e)

--------------------------------------------------------------------------------
6)   Citizenship or Place
     of Organization                                           Delaware

--------------------------------------------------------------------------------
Number of                              7)   Sole Voting       235,294 shares of
Shares Beneficially                         Power             Common Stock
Owned by Each                                                 (issuable upon
Reporting Person:                                             conversion of
                                                              convertible pre-
                                                              ferred stock)
                                       -----------------------------------------
                                       8)   Shared Voting
                                            Power                -0-
                                       -----------------------------------------
                                       9)   Sole Disposi-     235,294 shares of
                                            tive Power        Common Stock
                                                              (issuable upon
                                                              conversion of
                                                              convertible pre-
                                                              ferred stock)
                                       -----------------------------------------
                                       10)  Shared Dis-
                                            positive Power       -0-
                                       -----------------------------------------

CUSIP NO. 051629103                                           Page 5 of 16 Pages


11)  Aggregate Amount Beneficially                            235,294 shares of
     Owned by Each Reporting Person                           Common Stock
                                                              (issuable upon
                                                              conversion of
                                                              convertible pre-
                                                              ferred stock)
--------------------------------------------------------------------------------
12)  Check if the Aggregate
     Amount in Row (11)
     Excludes Certain Shares

--------------------------------------------------------------------------------
13)  Percent of Class
     Represented by                                            2.2%
     Amount in Row (11)

--------------------------------------------------------------------------------
14)  Type of Reporting
     Person                                                    PN

CUSIP NO. 051629103                                           Page 6 of 16 Pages


1)   Name of Reporting Person                     WCAS Capital
     S.S. or I.R.S. Identification                Partners II, L.P.
     No. of Above Person

--------------------------------------------------------------------------------
2)   Check the Appropriate Box                        (a) [X]
     if a Member of a Group                           (b) [ ]

--------------------------------------------------------------------------------
3)   SEC Use Only

--------------------------------------------------------------------------------
4)   Source of Funds                                 OO

--------------------------------------------------------------------------------
5)   Check if Disclosure of
     Legal Proceedings Is                            Not Applicable
     Required Pursuant to
     Items 2(d) or 2(e)

--------------------------------------------------------------------------------
6)   Citizenship or Place
     of Organization                                 Delaware

--------------------------------------------------------------------------------
Number of                              7)   Sole Voting       616,925 shares of
Shares Beneficially                         Power             Common Stock
Owned by Each                                                 (including 9,714
Reporting Person:                                             issuable upon
                                                              exercise of
                                                              warrants)

                                       -----------------------------------------
                                       8)   Shared Voting
                                            Power                      -0-

                                       -----------------------------------------
                                       9)   Sole Disposi-     616,925 shares of
                                            tive Power        Common Stock
                                                              (including 9,714
                                                              issuable upon
                                                              exercise of
                                                              warrants)

                                       -----------------------------------------
                                       10)  Shared Dis-
                                            positive Power             -0-

                                       -----------------------------------------

CUSIP NO. 051629103                                           Page 7 of 16 Pages


11)  Aggregate Amount Beneficially             616,925 shares of
     Owned by Each Reporting Person            Common Stock
                                               (including 9,714
                                               issuable upon
                                               exercise of
                                               warrants)

--------------------------------------------------------------------------------
12)  Check if the Aggregate
     Amount in Row (11)
     Excludes Certain Shares

--------------------------------------------------------------------------------
13)  Percent of Class
     Represented by                           5.9%
     Amount in Row (11)

--------------------------------------------------------------------------------
14)  Type of Reporting
     Person                                   PN

CUSIP NO. 051629103                                           Page 8 of 16 Pages


                         Amendment No. 1 to Schedule 13D

                  Reference is hereby made to the statement on Schedule 13D originally filed with the Securities and Exchange Commission on April 12, 1996 (the "Schedule 13D").

Item 1.  Security and Issuer.

         This statement relates to the Common Stock, $.03 par value (the "Common Stock"), of Aurora Electronics, Inc., a Delaware corporation ("Aurora" or the "Issuer"). The principal executive offices of the Issuer are located at 2030 Main Street, Irvine, California 92714-7241.

Item 2.  Identity and Background.

         (a) Pursuant to Rule 13d-1(f)(1)-(2) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby file this statement on Schedule 13D on behalf of Welsh, Carson, Anderson & Stowe VII, L.P., a Delaware limited partnership ("WCAS VII"), WCAS Capital Partners II, L.P., a Delaware limited partnership ("WCAS CP II") and WCAS Information Partners, L.P., a Delaware limited partnership ("WCAS IP"). WCAS VII, WCAS CP II and WCAS IP are sometimes hereinafter referred to as the "Reporting Persons". The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of
Section 13(d)(3) of the Act. The Agreement among the Reporting Persons to file as a group (the "Group Agreement") was filed as Exhibit A to the original
Schedule 13D.

         WCAS VII

         (b)-(c) WCAS VII is a Delaware limited partnership. The principal business of WCAS VII is that of a private investment partnership. WCAS VII's principal business and principal office address is 320 Park Avenue, Suite 2500, New York, New York 10022. The sole general partner of WCAS VII is WCAS VII Partners, L.P., a Delaware limited partnership ("VII Partners").

         WCAS CP II

         (b)-(c) WCAS CP II is a Delaware limited partnership. The principal business of WCAS CP II is that of a private investment partnership. WCAS CP II's principal business and principal office address is 320 Park Avenue, Suite 2500, New York, New York 10022. The sole general partner of WCAS CP II is

CUSIP NO. 051629103                                           Page 9 of 16 Pages


WCAS CP II Partners, a New Jersey general partnership ("CP II Partners").

         WCAS IP

         (b)-(c) WCAS IP is a Delaware limited partnership. The principal business of WCAS IP is that of a private investment partnership. WCAS IP's principal business and principal office address is 320 Park Avenue, Suite 2500, New York, New York 10022. The sole general partner of WCAS IP is WCAS INFO Partners, a Delaware general partnership ("INFO Partners").

         VII Partners

         (b)-(c) VII Partners is a Delaware limited partnership. The principal business of VII Partners is that of acting as the general partner of WCAS VII. VII Partners' principal business and principal office address is 320 Park Avenue, Suite 2500, New York, New York 10022. The general partners of VII Partners are citizens of the United States, and their respective principal business addresses and principal occupations are as follows:

General Partners                 Address                   Occupation
----------------                 -------                   ----------

Patrick J. Welsh           Welsh, Carson, Ander-          General Partner,
                           son & Stowe                    VII Partners
                           320 Park Avenue                and CP II
                           Suite 2500                     Partners
                           New York, NY  10022

Russell L. Carson          Welsh, Carson, Ander-          General Partner,
                           son & Stowe                    VII Partners
                           320 Park Avenue                and CP II
                           Suite 2500                     Partners
                           New York, NY  10022

Bruce K. Anderson          Welsh, Carson, Ander-          General Partner,
                           son & Stowe                    VII Partners,
                           320 Park Avenue                CP II Partners
                           Suite 2500                     and INFO
                           New York, NY  10022            Partners

Richard H. Stowe           Welsh, Carson, Ander-          General Partner,
                           son & Stowe                    VII Partners
                           320 Park Avenue                and CP II
                           Suite 2500                     Partners
                           New York, NY  10022

CUSIP NO. 051629103                                          Page 10 of 16 Pages


Thomas E. McInerney        Welsh, Carson, Ander-          General Partner,
                           son & Stowe                    VII Partners,
                           320 Park Avenue                CP II Partners
                           Suite 2500                     and INFO
                           New York, NY  10022            Partners

Charles G. Moore, III      Welsh, Carson, Ander-          General Partner,
                           son & Stowe                    CP II Partners
                           320 Park Avenue
                           Suite 2500
                           New York, NY  10022

Andrew M. Paul             Welsh, Carson, Ander-          General Partner,
                           son & Stowe                    VII Partners
                           320 Park Avenue                and CP II
                           Suite 2500                     Partners
                           New York, NY  10022

Laura VanBuren             Welsh, Carson, Ander-          General Partner,
                           son & Stowe                    VII Partners
                           320 Park Avenue                and CP II
                           Suite 2500                     Partners
                           New York, NY  10022

James B. Hoover            Welsh, Carson, Ander-          General Partner,
                           son & Stowe                    VII Partners
                           320 Park Avenue                and CP II
                           Suite 2500                     Partners
                           New York, NY  10022

Robert A. Minicucci        Welsh, Carson, Ander-          General Partner,
                           son & Stowe                    VII Partners
                           320 Park Avenue                and CP II
                           Suite 2500                     Partners
                           New York, NY  10022

Anthony J. deNicola        Welsh, Carson, Ander-          General Partner,
                           son & Stowe                    VII Partners
                           320 Park Avenue                and CP II
                           Suite 2500                     Partners
                           New York, NY  10022

Paul B. Queally            Welsh, Carson, Ander-          General Partner,
                           son & Stowe                    VII Partners
                           320 Park Avenue
                           Suite 2500
                           New York, NY  10022

CUSIP NO. 051629103                                          Page 11 of 16 Pages


         CP II Partners

         (b)-(c) CP II Partners is a New Jersey general partnership. The principal business of CP II Partners is that of acting as the general partner of WCAS CP II. CP II Partners' principal business and principal office address is 320 Park Avenue, Suite 2500, New York, New York 10022. The general partners of CP II Partners are citizens of the United States and their respective names, principal business addresses and principal occupations are set forth above.

         INFO Partners

         (b)-(c) INFO Partners is a Delaware general partnership. The principal business of INFO Partners is that of acting as the general partner of WCAS IP. INFO Partners' principal business and principal office address is 320 Park Avenue, Suite 2500, New York, New York 10022. The general partners of INFO Partners are citizens of the United States and their respective names, principal business addresses and principal occupations are set forth above.

         (d) None of the entities or persons identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) None of the entities or persons identified in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds and Other Consideration.

         This statement relates to the acquisition by WCAS VII and WCAS CP II of Common Stock Purchase Warrants of the Issuer (the "Warrants") on September 30, 1996. The Warrants are exercisable from September 30, 1996 until September 30, 2001, and entitle WCAS VII and WCAS CP II to purchase 276,000 and 9,714 shares, respectively, of Common Stock, at a price of $2.10 per share. The Warrants were issued to WCAS VII and WCAS CP II as consideration for the issuance by WCAS VII and WCAS CP II of a guarantee to secure certain indebtedness of a wholly-owned subsidiary of the Issuer, up to a maximum of $3,000,000.

CUSIP NO. 051629103                                          Page 12 of 16 Pages


         On March 29, 1996 the Reporting Persons purchased an aggregate 371,800 shares of Convertible Preferred Stock and 607,211 shares of Common Stock from the Issuer in a private placement pursuant to a Securities Purchase Agreement dated as of February 21, 1996 among the Issuer, the Reporting Persons and the additional purchasers named therein (the "Purchase Agreement") and Amendment No. 1 thereto dated as of March 29, 1996 ("Amendment No. 1"). The Purchase Agreement and Amendment No. 1 were filed as Exhibits B and C, respectively, to the original Schedule 13D, and any descriptions thereof are qualified in their entirety by reference thereto. The purchase price was $100 per share of Convertible Preferred Stock, or, in the aggregate, $37,180,000. The Convertible Preferred stock is convertible into Common Stock according to the following formula: the number of shares of Convertible Preferred Stock is multiplied by $100 and then divided by $2.125 to arrive at the equivalent number of shares of Common Stock. The 607,211 shares of Common Stock were purchased together with a 10% Senior Subordinated Note due September 30, 2001 in the principal amount of $10,000,000, for an aggregate purchase price of $10,000,000. The source of the funds for the purchase of the Convertible Preferred Stock and the Common Stock was the Reporting Persons' funds available for investment.

Item 4.  Purpose of Transaction.

         The Reporting Persons have acquired securities of the Issuer in the transactions described in Item 3 above for investment purposes.

Item 5.  Interest in Securities of the Issuer.

         The following information is based on a total of 10,485,370 shares of Common Stock outstanding as of September 30, 1996, and gives effect to the conversion of all shares of Convertible Preferred Stock and the exercise of all presently-exercisable Warrants held by the Reporting Persons:

         (a)

         WCAS VII and VII Partners

         WCAS VII owns 17,537,176 shares of Common Stock (issuable upon conversion of 366,800 shares of Convertible Preferred Stock and exercise of Warrants to purchase 276,000 shares of Common Stock), or approximately 62.6% of the Common Stock outstanding. VII Partners, as the general partner of WCAS VII, may be deemed to beneficially own the securities owned by WCAS VII.

CUSIP NO. 051629103                                          Page 13 of 16 Pages


         WCAS CP II and CP II Partners

         WCAS CP II owns 616,925 shares of Common Stock (including 9,714 shares issuable upon exercise of Warrants), or approximately 5.9% of the Common Stock outstanding. CP II Partners, as the general partner of WCAS CP II, may be deemed to beneficially own the securities owned by WCAS CP II.

         WCAS IP and INFO Partners

         WCAS IP owns 235,294 shares of Common Stock (issuable upon conversion of 5,000 shares of Convertible Preferred Stock), or approximately 2.2% of the Common Stock outstanding. INFO Partners, as the general partner of WCAS IP, may be deemed to beneficially own the securities owned by WCAS IP.

         General Partners of VI Partners, CP II Partners and INFO Partners

         (i) Patrick J. Welsh owns 94,118 shares of Common Stock (issuable upon conversion of 2,000 shares of Convertible Preferred Stock), or approximately 0.9% of the Common Stock outstanding.

         (ii) Russell L. Carson owns 141,177 shares of Common Stock (issuable upon conversion of 3,000 shares of Convertible Preferred Stock), or approximately 1.3% of the Common Stock outstanding.

         (iii) Bruce K. Anderson owns 141,177 shares of Common Stock (issuable upon conversion of 3,000 shares of Convertible Preferred Stock), or approximately 1.3% of the Common Stock outstanding.

         (iv) Richard H. Stowe owns 70,588 shares of Common Stock (issuable upon conversion of 1,500 shares of Convertible Preferred Stock), or approximately 0.7% of the Common Stock outstanding.

         (v) Andrew M. Paul owns 47,059 shares of Common Stock (issuable upon conversion of 1,000 shares of Convertible Preferred Stock), or approximately 0.5% of the Common Stock outstanding.

         (vi) Thomas E. McInerney owns 82,353 shares of Common Stock (issuable upon conversion of 1,750 shares of Convertible Preferred Stock), or approximately 0.8% of the Common Stock outstanding.

CUSIP NO. 051629103                                          Page 14 of 16 Pages


         (vii) Laura VanBuren owns 4,706 shares of Common Stock (issuable upon conversion of 100 shares of Convertible Preferred Stock), or less than 0.1% of the Common Stock outstanding.

         (vii) James B. Hoover owns 23,529 shares of Common Stock (issuable upon conversion of 500 shares of Convertible Preferred Stock), or approximately 0.2% of the Common Stock outstanding.

         (ix) Robert A. Minicucci owns 37,647 shares of Common Stock (issuable upon conversion of 800 shares of Convertible Preferred Stock), or approximately 0.4% of the Common Stock outstanding.

         (x) Anthony J. deNicola owns 18,824 shares of Common Stock (issuable upon conversion of 400 shares of Convertible Preferred Stock), or approximately 0.2% of the Common Stock outstanding.

         (xi) Paul B. Queally owns 7,059 shares of Common Stock (issuable upon conversion of 150 shares of Convertible Preferred Stock), or less than 0.1% of the Common Stock outstanding.

         (b) The general partners of each of VII Partners, CP II Partners and INFO Partners may be deemed to share the power to vote or direct the voting of and to dispose or direct the disposition of the shares owned by WCAS VII, WCAS CP II and WCAS IP, respectively. Each of the general partners of VII Partners, CP II Partners and INFO Partners disclaims beneficial ownership of all shares other than the shares he or she owns directly or by virtue of his or her indirect pro rata interest, as a partner of VII Partners, CP II Partners and/or INFO Partners, as the case may be, in the shares owned by WCAS VII, WCAS CP II and/or WCAS IP.

         (c) Except as described in this statement, none of the entities or persons named in Item 2 has effected any transaction in the Issuer's securities in the past 60 days.

         (d) Except as described in this statement, no person has the power to direct the receipt of dividends on or the proceeds of sales of the shares owned by WCAS VII, WCAS CP II or WCAS IP.

CUSIP NO. 051629103                                          Page 15 of 16 Pages


Item 6.  Contracts, Arrangements, Understandings or
         Relationships with Respect to Securities of the Issuer.


         The Warrants issued to WCAS VII and WCAS CP II on September 30, 1996 represent 20% of the total number of Warrants issuable to WCAS VII and WCAS CP II pursuant to the terms of such Warrants. If as of June 1, 1997, the guarantee described in Item 3 above is still outstanding, WCAS VII and WCAS CP II will at that time acquire beneficial ownership of a certain number of additional Warrants, representing an additional 20% of the total. Further, if such guarantee is still outstanding as of March 1, 1998, WCAS II and WCAS CPII will at that time also acquire beneficial ownership of a certain number of additional Warrants, representing an additional 20% of the total. The terms of the Warrants also provide that if the guarantee is called at any time WCAS VII and WCAS CP II will at such time acquire beneficial ownership of a certain number of additional Warrants equal to the difference between 100% of the total number of Warrants issuable to WCAS VII and WCAS CP II and the aggregate percentage of such total that is then exercisable.

         In connection with the Purchase Agreement, the Issuer and the Reporting Persons entered into a registration rights agreement pursuant to which the Issuer agreed to register under the Securities Act of 1933, as amended, the securities of the Issuer purchased by the Reporting Persons for public sale, subject to the provisions of such registration rights agreement.

Item 7.  Material to Be Filed as Exhibits.

         Not Applicable

CUSIP NO. 051629103                                          Page 16 of 16 Pages


                                    Signature



         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 10, 1996


                                          WELSH, CARSON, ANDERSON &
                                            STOWE VII, L.P.

                                          By:  WCAS VII Partners, L.P.,
                                               General Partner


                                          By: /s/ Laura VanBuren
                                            ________________________________
                                               General Partner


                                          WCAS INFORMATION PARTNERS,
                                            L.P.

                                          By:  WCAS INFO Partners,
                                               General Partner


                                          By: /s/ Laura VanBuren
                                            ________________________________
                                               Attorney-in-Fact


                                          WCAS CAPITAL PARTNERS II, L.P.

                                          By:  WCAS CP II Partners,
                                               General Partner


                                          By: /s/ Laura VanBuren
                                            ________________________________
                                               General Partner